SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of Registrant’s Name into English)

Commerce Court, Toronto, Ontario, Canada M5L 1A2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: September 15, 2010

	By:	/s/ D. G. Dickinson
Name: D. G. Dickinson
Title: Vice-President, Treasury Financing

EXHIBIT INDEX

99.1	Indenture, dated September 14, 2010, between Canadian Imperial Bank of Commerce and The Bank of New York Mellon, as trustee, security registrar and paying agent.